                         SECURITIES AND EXCHANGE COMMISSION

                              Washington, D.C.  20549


                                    SCHEDULE 13D

                     Under the Securities Exchange Act of 1934
                                 (Amendment No. 7)

                     Sunrise International Leasing Corporation
                     -----------------------------------------
                                  (Name of Issuer)

                            Common Stock, $.01 par value
                            ----------------------------
                           (Title of Class of Securities)

                                    86769K-10-5
                                    -----------
                                   (CUSIP Number)

                                   Peter J. King

                        c/o The King Management Corporation
                         5500 Wayzata Boulevard, Suite 750
                           Minneapolis, Minnesota  55416
                                   (612) 593-0051
                                   --------------
                   (Name, Address and Telephone Number of Person
                 Authorized to Receive Notices and Communications)


                     June 23, August 28, and September 18, 1998
                     ------------------------------------------
              (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following
box:  [   ]


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                                    SCHEDULE 13D
CUSP No. 86769K-10-5
- --------------------------------------------------------------------------------
 1)         NAME OF REPORTING PERSON AND S.S. OR I.R.S. IDENTIFICATION NO. OF
 ABOVE PERSON
      Peter J. King
      ###-##-####
- --------------------------------------------------------------------------------
 2)         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

      (a)   [X]

      (b)   [ ]
- --------------------------------------------------------------------------------
 3)         SEC USE ONLY

- --------------------------------------------------------------------------------
 4)         SOURCE OF FUNDS
            00
- --------------------------------------------------------------------------------
 5)         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
 PURSUANT TO ITEMS 2(D) OR 2(E)  [   ]
- --------------------------------------------------------------------------------
 6)        CITIZENSHIP OR PLACE OF ORGANIZATION
            United States of America
- --------------------------------------------------------------------------------
                    7)   SOLE VOTING POWER
                               3,987,550 (1)
                    ------------------------------------------------------------
                    8)   SHARED VOTING POWER
 NUMBER OF                           -0-
 SHARES             ------------------------------------------------------------
 BENEFICIALLY       9)   SOLE DISPOSITIVE POWER
 OWNED BY EACH                 1,438,729  (2)
 REPORTING PERSON   ------------------------------------------------------------
 WITH               10)   SHARED DISPOSITIVE POWER
                                     -0-
- --------------------------------------------------------------------------------
 11)       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                 3,987,550 (1)
- --------------------------------------------------------------------------------
 12)       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                 [  ]
- --------------------------------------------------------------------------------
 13)       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                 47.8% (3)
- --------------------------------------------------------------------------------
 14)       TYPE OF REPORTING PERSON
                 IN
- --------------------------------------------------------------------------------


(1) Pursuant to a Shareholder Voting Trust Agreement dated as of May 27, 1998, Mr. King has the sole power to vote the following shares of common stock, $.01 par value (the "Common Stock"), of Sunrise International Leasing Corporation ("Sunrise"): (a) 517,158 shares held by Mr. King, individually, (b) 400,818 shares held by The King Management Corporation ("King Management"), of which Mr. King is Chief Executive Officer, Chairman of the Board of Directors and a principal shareholder, (c) 1,286,439 shares held by the William B. King Stock Trust UA dated November 21, 1989 for the benefit of William B. King (the "WBK Trust"), and (d) 1,262,382 shares held by the Russell S. King Stock Trust UA dated November 11, 1989 for the benefit of Russell S. King (the "RSK Trust"). Also includes an aggregate of 520,753 shares of Common Stock issuable pursuant to outstanding options held by Mr. King that are exercisable immediately in full. Does not include (i) an option to purchase 270,753 shares of Common
Stock of Sunrise that was granted by Sunrise on June 18, 1997 and is exercisable beginning on June 18, 2001; and (ii) an option to purchase
400,000 shares of Common Stock of Sunrise that was


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granted by Sunrise effective as of June 23, 1998 and is exercisable on
June 23, 2004 or earlier depending upon the attainment of certain performance criteria.

(2) Includes: (a) 517,158 shares held by Mr. King, individually, (b) options to purchase an aggregate of 520,753 shares of Common Stock of Sunrise that are exercisable immediately in full; and (c) an aggregate of 400,818 shares of Common Stock of Sunrise held by King Management. Does not include (i) an option to purchase 270,753 shares of Common Stock of Sunrise that was granted by Sunrise on June 18, 1997 and is exercisable beginning on June 18, 2001; or (ii) an option to purchase 400,000 shares of Common Stock of Sunrise that was granted by Sunrise effective as of June 23, 1998 and is exercisable on June 23, 2004 or earlier depending upon the attainment of certain performance criteria.

(3) Based upon 7,822,796 shares of Common Stock outstanding as of August 7, 1998, as reflected in Sunrise's Quarterly Report on Form 10-Q for the quarter ended June 30, 1998.


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                                    SCHEDULE 13D

     Pursuant to Rule 13d-2(a), this Amendment No. 7 amends Mr. King's Schedule 13D dated February 13, 1995, Amendment No. 1 thereto dated May 1, 1996, Amendment No. 2 thereto dated April 30, 1997, Amendment No. 3 thereto dated September 19, 1997, Amendment No. 4 thereto dated February 25, 1998, Amendment No. 5 thereto dated May 28, 1998 and Amendment No. 6 thereto dated June 23, 1998.

ITEM 1.   SECURITY AND ISSUER.

     This statement relates to the common stock, par value $.01 per share ("Common Stock"), of Sunrise International Leasing Corporation, a Delaware corporation formerly known as Sunrise Resources, Inc., a Minnesota corporation ("Sunrise"), the principal executive offices of which are located at 5500 Wayzata Boulevard, Suite 725, Minneapolis, Minnesota 55416.

ITEM 2.   IDENTITY AND BACKGROUND.

     This statement is filed by Peter J. King, whose business address is 5500 Wayzata Boulevard, Suite 750, Minneapolis, Minnesota 55416. Mr. King is the Chief Executive Officer and Chairman of the Board of Directors of Sunrise.
Mr. King is also Chief Executive Officer, Chairman of the Board of Directors and a principal shareholder of The King Management Corporation ("King Management"), a corporation principally engaged in the leasing of reverse vending machines, the sale of software and operating coin operated copiers. King Management's principal business address is 5500 Wayzata Boulevard, Suite 750, Minneapolis, Minnesota 55416.

     During the last five years, Mr. King has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and has not been a party to a proceeding involving (and is not otherwise subject to) a judgment or other order prohibiting or mandating activities subject to United States federal or state securities laws.

     Mr. King is a United States citizen.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     On August 28, 1998, King Management purchased 30,000 shares of Common Stock of Sunrise in an open market brokerage transaction. Corporate funds of King Management in the amount of approximately $105,004 (including brokerage commissions) were used to purchase these shares. No funds used to purchase any of the shares of Common Stock reported on this statement were borrowed. King Management deposited such shares into a voting trust on August 28, 1998 pursuant to a Voting Trust Agreement dated as of May 27, 1998 (the "Voting Trust
Agreement").   See "Item 6 -- Contracts, Arrangements, Understandings or
Relationships with Respect to Securities of the Issuer."  Mr. King, the William
B. King Stock Trust UA dated November 21, 1989 for the benefit of William B. King (the "WBK Trust"), the Russell S. King Stock Trust UA dated November 11, 1989 for the benefit of Russell S. King (the "RSK Trust")

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and King Management constitute a group with respect to the 30,000 shares of
Common Stock deposited into the voting trust and any other shares of Common Stock previously deposited into the voting trust within the meaning of Rule 13d-5(b)(1).

     As of June 23, 1998, Mr. King was deemed to beneficially own 335,329 shares of Common Stock, as reported in Mr. King's Schedule 13D Amendment No. 6 dated June 23, 1998, held by Stephen D. Higgins, as trustee of the WBK Trust, pursuant to a proxy granted by Mr. Higgins to Mr. King giving Mr. King sole power to vote 335,329 shares of Common Stock of Sunrise solely with respect to a matter relating to the adoption of a revised stock option program for employees, directors and consultants of Sunrise (the "Proxy"). This Proxy expired on September 18, 1998 upon the adjournment of the annual meeting of Sunrise held on September 18, 1998, and Mr. King is no longer deemed to beneficially own these shares.

ITEM 4.   PURPOSE OF TRANSACTION.

     King Management purchased the 30,000 shares of Common Stock in an open market broker transaction. These shares were acquired for investment purposes. Mr. King (either individually or through King Management) may from time to time purchase shares of Common Stock, either in brokerage transactions, in the over-the-counter market or in privately negotiated transactions. Any decision to increase the holdings in Sunrise will depend, however, on numerous factors, including without limitation the price of the shares of Common Stock, the terms and conditions relating to their purchase and sale and the prospects and profitability of Sunrise, and general economic conditions and stock and money market conditions. At any time, Mr. King may also determine to dispose of some or all of the Common Stock, depending on various similar considerations. Other than as to matters that Mr. King, as Chief Executive Officer and Chairman of the Board of Sunrise, may consider and discuss with other Sunrise officers and board members from time to time, Mr. King does not have any present plans or proposals which relate to or would result in any of the events listed in Item 4(a) through
(j) of Schedule 13D.

     Effective as of June 23, 1998, the Company granted Mr. King a ten-year option to purchase 250,000 shares (the "First Option") of Common Stock of the
Company, immediately exercisable in full.   The First Option was granted in
consideration for Mr. King's services to the Company as Chief Executive Officer.

     Mr. King was also granted a five-year option to purchase an additional 400,000 shares of Common Stock of the Company (the "Second Option") effective as of June 23, 1998. The Second Option is exercisable as follows: (i) 125,000 shares will become immediately exercisable if the closing price of the Company's Common Stock, as reflected by the Nasdaq National Market System, averages $5.00 for ten consecutive business days; (ii) 125,000 shares will become immediately exercisable if the closing price of the Company's Common Stock averages $6.00 for ten consecutive business days; and (iii) 150,000 shares will become immediately exercisable if the closing price of the Company's Common Stock averages $7.00 for ten consecutive days. If none of the foregoing events occurs, this option will become

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immediately exercisable on June 23, 2004.  For purposes of this Amendment No. 7 to Schedule 13D, the Second Option is not included in Mr. King's aggregate amount beneficially owned.

     As of June 23, 1998, Mr. King was deemed to beneficially own 335,329 shares of Common Stock, as reported in Mr. King's Schedule 13D Amendment No. 6 dated June 23, 1998, held by Stephen D. Higgins, as trustee of the WBK Trust, pursuant to a Proxy granted by Mr. Higgins to Mr. King giving Mr. King sole power to vote 335,329 shares of Common Stock of Sunrise solely with respect to a matter relating to the adoption of a revised stock option program for employees, directors and consultants of Sunrise. This Proxy expired on September 18, 1998 upon the adjournment of the annual meeting of Sunrise held on September 18, 1998, and Mr. King is no longer deemed to beneficially own these shares.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

     The 3,987,550 shares of Common Stock constitute 47.8% of Sunrise's outstanding Common Stock based on Sunrise's Quarterly Report on Form 10-Q for the quarter ended June 30, 1998.

     Pursuant to a Voting Trust Agreement dated as of May 27, 1998 , Mr. King has sole voting power with respect to an aggregate of 3,466,797 shares of Common Stock, the voting trust certificates of which are currently held by Mr. King, King Management, the WBK Trust and the RSK Trust. Also included within the 3,987,550 shares of Common Stock of which Mr. King has sole voting power are options to purchase an aggregate of 520,753 shares of Common Stock that are fully exercisable. Mr. King has sole dispositive power with respect to 1,438,729 shares of Common Stock. The 1,438,729 shares of Common Stock include:
(a) 517,158 shares of Common Stock held by Mr. King individually; (b) an option to purchase 270,753 shares of Common Stock that was granted to Mr. King by Sunrise on June 18, 1997 that is fully exercisable; (c) an option to purchase 250,000 shares of Common Stock that was granted to Mr. King by Sunrise effective as of June 23, 1998 that is fully exercisable; and (d) an aggregate of 400,818 shares of Common Stock held by King Management, of which Mr. King is Chief Executive Officer, Chairman of the Board of Directors and a principal shareholder. The shares reported by this statement do not include an option to purchase 270,753 shares of Common Stock that was granted by Sunrise to Mr. King on June 18, 1997 and is exercisable beginning on June 18, 2001 or an option to purchase 400,000 shares of Common Stock that was granted by Sunrise to Mr. King effective on June 23, 1998 and is exercisable as follows: (i) 125,000 shares will become immediately exercisable if the closing price of the Company's Common Stock, as reflected by the Nasdaq National Market System, averages $5.00 for ten consecutive business days; (ii) 125,000 shares will become immediately exercisable if the closing price of the Company's Common Stock averages $6.00 for ten consecutive business days; and (iii) 150,000 shares will become immediately exercisable if the closing price of the Company's Common Stock averages $7.00 for ten consecutive days. If none of the foregoing events occurs, this option will become immediately exercisable on June 23, 2004.

     Mr. King (either individually or through King Management) has not effected any transactions in the Common Stock of Sunrise since June 23, 1998, the date that Amendment No.

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6 to the Schedule 13D was filed with the Securities and Exchange Commission, except for the purchase by King Management of 30,000 shares of Common Stock on August 28, 1998 in an open market brokerage transaction for $3.50 per share.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     Effective as of May 27, 1998, Mr. King, King Management, the WBK Trust, the RSK Trust and the 1996 Grantor Retained Annuity Trust for the benefit of Peter
J. King (collectively, the "Shareholders") entered into the Voting Trust Agreement with respect to an aggregate of 3,386,797 shares of Common Stock of Sunrise. On June 24, 1998, King Management deposited an additional 50,000 shares of Common Stock into the voting trust and subject to the Voting Trust Agreement. Under the Voting Trust Agreement, Mr. King is the Sole Voting Trustee and King Management is the Substitute Voting Trustee (the Sole Voting Trustee and the Substitute Voting Trustee are referred to as the "Voting Trustee"). The record ownership of the 3,436,797 shares of Common Stock deposited by the Shareholders with the Voting Trustee was transferred into the name of the Voting Trustee on the books of Sunrise. In exchange for such shares of Common Stock, the Voting Trustee issued to the Shareholders a voting trust certificate representing the number of shares of Common Stock deposited with the Voting Trustee. In the event of a stock split, stock dividend or distribution of shares of Common Stock of Sunrise, the Voting Trustee will issue additional voting trust certificates to the then registered holders of the outstanding voting trust certificates to reflect appropriately the interests of the Shareholders in the shares of Common Stock held by the Voting Trustee. Subject to any transfer restrictions set forth in the Articles of Incorporation and Bylaws of Sunrise and imposed by applicable securities laws, the Shareholders may sell or transfer the voting trust certificates as they determine to be proper. Every transferee of a voting trust certificate will, by the acceptance of such certificate, become a party to the Voting Trust Agreement.

     The Voting Trustee is entitled to exercise all shareholders' rights of every kind with respect to voting, including the right to vote and the right to take part in, or consent to, any corporate or shareholders' action including a merger, exchange or consolidation involving Sunrise or the sale, lease, transfer or other disposition of all or substantially all of Sunrise's assets, except as such right is specifically limited in the Voting Trust Agreement. The Voting Trustee will vote on all matters which come before any shareholders' meeting of Sunrise and must exercise his best judgment from time to time to select suitable directors to the end that the affairs of Sunrise are properly managed. The holder of each voting trust certificate is entitled to receive, from time to time, dividends or distributions payable in cash or property (other than shares of any class of Sunrise). The majority of the interest of the holders of the voting trust certificates may approve amendments to the Voting Trust Agreement. The Voting Trust Agreement will terminate automatically on December 31, 2007, unless terminated earlier in the event that: (i) the Voting Trustee elects at any time to terminate the Agreement, (ii) the Sole Voting Trustee resigns, dies or is determined to be incompetent or incapacitated by the Substitute Voting Trustee, after consultation with a licensed physician who has examined the Sole Voting Trustee, and the Substitute Voting Trustee has been dissolved or liquidated, (iii) Sunrise is dissolved or liquidated, or (iv) no Voting Trustee is acting under the Agreement. The foregoing


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summary of certain provisions of the Voting Trust Agreement is qualified by the copy of the Voting Trust Agreement filed as Exhibit 1 to Amendment No. 5 to Mr. King's Schedule 13D filed with the Securities and Exchange Commission on June 22, 1998, and which is incorporated herein in its entirety by this reference.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.


        Exhibit 1 Stock Option Agreement effective as of June 23, 1998 executed by the Company in favor of Peter J. King.

        Exhibit 2 Stock Option Agreement effective as of June 23, 1998 executed by the Company in favor of Peter J. King.


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                                     SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                           /s/ Peter J. King
                                        ---------------------------------------
September 23, 1998                      Peter J. King


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                                   EXHIBIT INDEX
                                   -------------



   Exhibit                    Description                    Method of Filing
   -------                    -----------                    ----------------
     No.
     ---
      1      Stock  Option Agreement effective as of June     Filed herewith
             23, 1998 executed by the Company in favor of     electronically
             Peter J. King.

      2      Stock  Option Agreement effective as of June     Filed herewith
             23, 1998 executed by the Company in favor of     electronically
             Peter J. King.



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